Exhibit 99.1

36Kr Holdings Inc. Reports Fourth Quarter and Fiscal Year 2023 Unaudited Financial Results

BEIJING, March 28, 2024 / PRNEWSWIRE / - 36Kr Holdings Inc. (“36Kr” or the “Company” or “We”) (NASDAQ: KRKR), a prominent brand and a pioneering platform dedicated to serving New Economy participants in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2023.

Fourth Quarter 2023 Highlights

•	Number of followers[1] as of December 31, 2023, reached 32.7 million, an increase of 14.2% from 28.7 million as of December 31, 2022.

•	Total revenues increased by 7.0% to RMB103.3 million (US$14.6 million) in the fourth quarter of 2023, from RMB96.6 million in the same period of 2022.

•	Revenues from online advertising services increased by 10.2% to RMB68.6 million (US$9.7million) in the fourth quarter of 2023, from RMB62.2 million in the same period of 2022.

•	Revenues from enterprise value-added services increased by 3.6% to RMB26.3million (US$3.7 million) in the fourth quarter of 2023, compared to RMB25.4 million in the same period of 2022.

•	Gross profit increased by 17.6% to RMB57.6 million (US$8.1 million) in the fourth quarter of 2023, from RMB48.9 million in the same period of 2022. Gross profit margin was 55.7% in the fourth quarter of 2023, up from 50.7% in the same period of 2022.

Fiscal Year 2023 Highlights

•	Total revenues increased by 5.5% to RMB340.2 million (US$47.9 million) in fiscal year 2023, from RMB322.5 million in the prior year.

•	Revenues from online advertising services increased by 7.7% to RMB238.7 million (US$33.6 million) in fiscal year 2023, from RMB221.6 million in the prior year.

•	Revenues from subscription services increased by 21.1% to RMB34.2 million (US$4.8 million) in fiscal year 2023, from RMB28.2 million in the prior year.

1 “Number of followers” refers to the aggregate number of followers across the official accounts we own and/or operate on various social media and online platforms, including but not limited to Weixin, Weibo, Zhihu, Toutiao, Xinhua Net, Douyin and Bilibili.

Selected Operating Data

	For the Fiscal Year Ended December 31,
	2022	2023
Online advertising services
Number of online advertising services end customers	532	488
Average revenue per online advertising services end customer (RMB’000)[2]	416.6	489.1

Enterprise value-added services
Number of enterprise value-added services end customers	252	306
Average revenue per enterprise value-added services end customer (RMB’000)[3]	288.3	219.9

Subscription services
Number of individual subscribers	437	46
Average revenue per individual subscriber (RMB)[4]	1,643.5	143,091

Number of institutional investors	217	185
Average revenue per institutional investor (RMB’000)[5]	126.8	149.2

Mr. Dagang Feng, Co-chairman and CEO of 36Kr, commented, “We concluded 2023 on a high note despite the prevailing macroeconomic uncertainties, delivering 5.5% year-over-year topline growth. The solid performance was driven by our peerless content creation prowess, vibrant user community as well as diversified product and service offerings. As of the end of 2023, our number of followers exceeded 32.7 million, growing 14% year-over-year and marking our 11th consecutive quarter of growth. 2023 also ushered in the era of Generative AI, a revolutionary technology shift that is reshaping not only the content generation sector but also the wider industry landscape. Harnessing this technology wave, we pioneered visionary AI applications to further strengthen our content ecosystem and commercialization efficiency. Heading into 2024, as a media frontrunner and leading full-service platform in the New Economy sector, we will remain focused on enhancing our content creation and expanding our product and service spectrum, while also further leveraging AI technology as an advanced tool to empower the high-quality growth trajectory of New Economy enterprises in the long term.”

Ms. Lin Wei, Chief Financial Officer of 36Kr, added, “We are pleased to report solid financial results for fiscal year 2023 against the backdrop of various external challenges. Our total revenues increased year-over-year for both the fourth quarter and the full year, up 7% and 5.5%, respectively. Moreover, our gross margin remained above 55% for the fourth quarter and above 50% for the full year 2023 as we continued to refine our cost structure and adopt AI technology to improve operational efficiency. Looking ahead to 2024, we will further integrate cutting-edge technologies across the Company’s operations to amplify our core competitive advantages, boost our business growth and create enduring value for all stakeholders.”

2 Equals revenues generated from online advertising services for a period divided by the number of online advertising services end customers in the same period.

3 Equals revenues generated from enterprise value-added services for a period divided by the number of enterprise value-added services end customers in the same period.

4 Equals revenues generated from individual subscription services for a period divided by the number of individual subscribers in the same period.

5 Equals revenues generated from institutional investor subscription services for a period divided by the number of institutional investors in the same period.

Fourth Quarter 2023 Financial Results

Total revenues increased by 7.0% to RMB103.3 million (US$14.6 million) in the fourth quarter of 2023, from RMB96.6 million in the same period of 2022.

•	Online advertising services revenues increased by 10.2% to RMB68.6 million (US$9.7 million) in the fourth quarter of 2023, from RMB62.2 million in the same period of 2022. The increase was primarily attributable to more innovative marketing solutions we provided to our customers.

•	Enterprise value-added services revenues increased by 3.6% to RMB26.3 million (US$3.7million) in the fourth quarter of 2023, from RMB25.4 million in the same period of 2022, as we continuously developed various proactive enterprise-level services for our customers.

•	Subscription services revenues were RMB8.4 million (US$1.2 million) in the fourth quarter of 2023, compared to RMB8.9 million in the same period of 2022. The slight decrease was primarily attributable to the structural changes to our institutional clients in China, partially offset by the increase in individual subscription services.

Cost of revenues was RMB45.8 million (US$6.4 million) in the fourth quarter of 2023, compared to RMB47.6 million in the same period of 2022. The decrease was primarily attributable to the optimization of personnel-related costs.

Gross profit was RMB57.6 million (US$8.1 million) in the fourth quarter of 2023, increasing by 17.6% from RMB48.9 million in the same period of 2022. Gross profit margin was 55.7% in the fourth quarter of 2023, up from 50.7% in the same period of 2022.

Operating expenses were RMB70.0 million (US$9.9 million) in the fourth quarter of 2023, compared to RMB69.0 million in the same period of 2022.

•	Sales and marketing expenses were RMB30.3 million (US$4.3 million) in the fourth quarter of 2023, a decrease of 7.6% from RMB32.8 million in the same period of 2022. The decrease was primarily attributable to the decrease in payroll-related expenses, partially offset by the increase in marketing-related expenses.

•	General and administrative expenses were RMB35.3 million (US$5.0million) in the fourth quarter of 2023, compared to RMB21.7 million in the same period of 2022. The increase was primarily attributable to the increase in allowance for credit losses.

•	Research and development expenses were RMB4.4 million (US$0.6 million) in the fourth quarter of 2023, a decrease of 70.0% from RMB14.5 million in the same period of 2022, as we proactively embraced AI technology and streamlined our research and development teams, resulting in a decrease in payroll-related expenses.

Share-based compensation income recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB0.4 million (US$0.1 million) in the fourth quarter of 2023, compared to share-based compensation expenses of RMB4.6 million in the same period of 2022. The fluctuation was primarily due to the reversal of share-based compensation expenses related to forfeiture.

Other expenses were RMB5.1 million (US$0.7million) in the fourth quarter of 2023, compared to other expenses of RMB1.2 million in the same period of 2022. The increase was primarily attributable to changes in the fair value of long-term investments.

Net loss was RMB17.7 million (US$2.5 million) in the fourth quarter of 2023, compared to net loss of RMB21.5 million in the same period of 2022. Non-GAAP adjusted net loss6 was RMB18.1 million (US$2.6 million) in the fourth quarter of 2023, compared to non-GAAP adjusted net loss of RMB16.9 million in the same period of 2022.

6 Non-GAAP adjusted income/(loss) represents net income/(loss) excluding share-based compensation expenses.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB18.8 million (US$2.6 million) in the fourth quarter of 2023, compared to net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB20.8 million in the same period of 2022.

Basic and diluted net loss per ADS were both RMB0.45 (US$0.6) in the fourth quarter of 2023, compared to basic and diluted net loss per ADS of RMB0.50 in the same period of 2022.

Certain Balance Sheet Items

As of December 31, 2023, the Company had cash and cash equivalents, and short-term investments of RMB117.0 million (US$16.5 million), compared to RMB116.0 million as of September 30, 2023.

Fiscal Year 2023 Financial Results

Total revenues were RMB340.2 million (US$47.9 million) in fiscal year 2023, an increase of 5.5% compared to RMB322.5 million in the prior year.

•	Online advertising services revenues were RMB238.7 million (US$33.6 million) in fiscal year 2023, an increase of 7.7% compared to RMB221.6 million in the prior year. The increase was primarily attributable to more innovative marketing solutions we provided to our customers as well as the proactive sales strategies we adopted during the year.

•	Enterprise value-added services revenues were RMB67.3 million (US$9.5 million) in fiscal year 2023, compared to RMB72.6 million in the prior year. The decrease was primarily due to the transition of our integrated marketing services, partially offset by the growth of our other value-added services during 2023.

•	Subscription services revenues were RMB34.2 million (US$4.8 million) in fiscal year 2023, an increase of 21.1%, compared to RMB28.2 million in the prior year. The increase was primarily attributable to our continuous efforts to offer high-quality subscription products to our subscribers.

Cost of revenues was RMB158.2 million (US$22.3 million) in fiscal year 2023, compared to RMB137.8 million in the prior year. The increase was primarily attributable to content costs and higher fulfillment costs.

Gross profit was RMB182.0 million (US$25.6 million) in fiscal year of 2023, compared to RMB184.6million in the prior year. Gross profit margin was 53.5% in fiscal year of 2023, compared to 57.3% in the previous year.

Operating expenses were RMB276.2 million (US$38.9 million) in fiscal year 2023, compared to RMB229.2 million in the prior year.

•	Sales and marketing expenses were RMB127.5 million (US$18.0 million) in fiscal year 2023, compared to RMB122.1 million in the prior year. The slight increase was primarily attributable to the increase in marketing expenses and promotion fees.

•	General and administrative expenses were RMB107.0 million (US$15.1 million) in fiscal year 2023, compared to RMB52.1 million in the prior year. The increase was mainly attributable to the increase in allowance for credit losses, as well as certain one-off expenses including severance payments as we optimized our organization and office lease termination fees that occurred in fiscal year 2023.

•	Research and development expenses were RMB41.7 million (US$5.9 million) in fiscal year 2023, 24.3% down from RMB55.0 million in the prior year, as we proactively embrace AI technology and streamlined our research and development teams, resulting in a decrease in payroll-related expenses.

Share-based compensation expenses recognized in cost of revenues, sales and marketing expenses, research and development expenses, as well as general and administrative expenses totaled RMB4.7 million (US$0.7 million) in fiscal year 2023, compared to RMB13.9 million in the prior year.

Other income was RMB4.9 million (US$0.7 million) in fiscal year 2023, compared to other income of RMB67.5 million in the prior year. The decrease was primarily because the Company recognized RMB38.0 million gain on disposal of subsidiaries and RMB16.0 million of long-term investments income in 2022, but recognized RMB8.1 million fair value loss of long-term investments in 2023.

Net loss was RMB89.2 million (US$12.6 million) fiscal year 2023, compared to net income of RMB22.6 million in the prior year. Non-GAAP adjusted net loss was RMB 84.6 million (US$11.9 million) in fiscal year 2023, compared to non-GAAP adjusted net income of RMB36.5 million in the prior year.

Net loss attributable to 36Kr Holdings Inc.'s ordinary shareholders was RMB90.0 million (US$12.7 million) in fiscal year 2023, compared to net income attributable to 36Kr Holdings Inc.'s ordinary shareholders of RMB21.9 million in the prior year.

Basic and diluted net loss per ADS were both RMB2.16 (US$0.3) in fiscal year 2023, compared to basic and diluted net income per ADS of RMB0.53 in the prior year.

Conference Call

The Company's management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 28, 2024 (8:00 PM Beijing/Hong Kong Time on March 28, 2024).

For participants who wish to join the call by phone, please access the link provided below to complete the pre-registration and dial in 5 minutes prior to the scheduled call start time. Upon registration, each participant will receive dial-in details to join the conference call.

Event Title:	36Kr Holdings Inc. Fourth Quarter and Fiscal Year 2023 Earnings Conference Call
Pre-registration link:	https://s1.c-conf.com/diamondpass/10037774-kpli8g.html

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at http://ir.36kr.com.

A replay of the conference call will be available for one week from the date of the conference, by dialing the following telephone numbers:

United States:	+1-855-883-1031
International:	+61-7-3107-6325
Hong Kong, China:	800-930-639
Mainland China:	400-120-9216
Replay PIN:	10037774

About 36Kr Holdings Inc.

36Kr Holdings Inc. is a prominent brand and a pioneering platform dedicated to serving New Economy participants in China with the mission of empowering New Economy participants to achieve more. The Company started its business with high-quality New Economy-focused content offerings, covering a variety of industries in China's New Economy with diverse distribution channels. Leveraging traffic brought by high-quality content, the Company has expanded its offerings to business services, including online advertising services, enterprise value-added services and subscription services to address the evolving needs of New Economy companies and upgrading needs of traditional companies. The Company is supported by comprehensive database and strong data analytics capabilities. Through diverse service offerings and the significant brand influence, the Company is well-positioned to continuously capture the high growth potentials of China's New Economy.

For more information, please visit: http://ir.36kr.com.

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses two non-GAAP measures, adjusted net income/(loss) and adjusted EBITDA, as supplemental measures to review and assess its operating performance. The presentation of these two non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the Company’s management to evaluate its operating performance and formulate business plans. The Company also believes that the use of these non-GAAP measures facilitates investors' assessment of its operating performance.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

The Company compensates for these limitations by reconciling these non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating the Company performance. The Company encourages investors to review its financial information in its entirety and not rely on a single financial measure.

Adjusted net loss represents net loss excluding share-based compensation expenses.

Adjusted EBITDA represents adjusted net income/(loss) before interest income, interest expenses, income tax expense/(credit), depreciation of property and equipment and amortization of intangible assets.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi are made at a rate of RMB7.0999 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on of December 29, 2023.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, results of operations and financial condition; relevant government policies and regulations relating to our business and industry; the Company’s expectations regarding the use of proceeds from this offering; the Company’s expectations regarding demand for, and market acceptance of, its services; the Company’s ability to maintain and enhance its brand; the Company’s ability to provide high-quality content in a timely manner to attract and retain users; the Company’s ability to retain and hire quality in-house writers and editors; the Company’s ability to maintain cooperation with third-party professional content providers; the Company’s ability to maintain relationship with third-party platforms; general economic and business condition in China; possible disruptions in commercial activities caused by natural or human-induced disasters; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

36Kr Holdings Inc.

Investor Relations

Tel: +86 (10) 8965-0708

E-mail: ir@36kr.com

Piacente Financial Communications

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: 36Kr@tpg-ir.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: 36Kr@tpg-ir.com

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2022	2023	2023
	RMB’000	RMB’000	US$’000
Assets
Current assets:
Cash and cash equivalents	142,511	41,464	5,840
Restricted cash	100	-	-
Short-term investments	42,270	75,497	10,634
Accounts receivable, net	197,528	139,408	19,635
Receivables due from related parties	858	69	10
Prepayments and other current assets	16,159	16,030	2,259
Total current assets	399,426	272,468	38,378
Non-current assets:
Property and equipment, net	2,428	7,366	1,037
Intangible assets, net	1,249	2,079	293
Long-term investments	137,357	142,599	20,085
Operating lease right-of-use assets, net	30,911	34,454	4,853
Total non-current assets	171,945	186,498	26,268
Total assets	571,371	458,966	64,646

Liabilities
Current liabilities:
Accounts payable	53,465	60,376	8,504
Salary and welfare payables	52,204	36,046	5,077
Taxes payable	10,874	5,940	837
Deferred revenue	24,575	23,428	3,300
Amounts due to related parties	312	261	37
Accrued liabilities and other payables	27,606	25,152	3,543
Short-term bank loan	9,950	9,950	1,401
Operating lease liabilities	31,293	8,953	1,261
Total current liabilities	210,279	170,106	23,960
Non-current liabilities:
Operating lease liabilities	15,093	26,826	3,778
Other non-current liabilities	615	174	25
Total non-current liabilities	15,708	27,000	3,803
Total liabilities	225,987	197,106	27,763

Shareholders’ equity
Ordinary shares	694	694	98
Treasury stock	(12,010)	(11,502)	(1,620)
Additional paid-in capital	2,061,491	2,064,264	290,746
Accumulated deficit	(1,706,209)	(1,796,189)	(252,988)
Accumulated other comprehensive loss	(5,860)	(5,290)	(745)
Total 36Kr Holdings Inc.’s shareholders’ equity	338,106	251,977	35,491
Non-controlling interests	7,278	9,883	1,392
Total shareholders’ equity	345,384	261,860	36,883
Total liabilities and shareholders’ equity	571,371	458,966	64,646

36Kr Holdings Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

	Three Months Ended			Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Revenues:
Online advertising services	62,246	68,577	9,659	221,620	238,701	33,620
Enterprise value-added services	25,396	26,307	3,705	72,640	67,297	9,479
Subscription services	8,933	8,447	1,190	28,237	34,187	4,815
Total revenues	96,575	103,331	14,554	322,497	340,185	47,914
Cost of revenues	(47,626)	(45,781)	(6,448)	(137,848)	(158,169)	(22,278)
Gross profit	48,949	57,550	8,106	184,649	182,016	25,636
Operating expenses:
Sales and marketing expenses	(32,802)	(30,299)	(4,268)	(122,069)	(127,519)	(17,961)
General and administrative expenses	(21,699)	(35,304)	(4,972)	(52,072)	(107,034)	(15,075)
Research and development expenses	(14,538)	(4,355)	(613)	(55,045)	(41,681)	(5,871)
Total operating expenses	(69,039)	(69,958)	(9,853)	(229,186)	(276,234)	(38,907)
Loss from operations	(20,090)	(12,408)	(1,747)	(44,537)	(94,218)	(13,271)
Other income/(expenses):
Share of (loss)/income from equity method investments	(234)	4	1	51	(523)	(74)
Gain on disposal of a subsidiary	-	-	-	38,019	3,366	474
Long-term investment (loss)/income	(2,500)	(8,079)	(1,138)	15,964	(8,079)	(1,138)
Short-term investment income	364	285	40	1,999	1,312	185
Government grant	96	126	18	3,447	1,147	162
Others, net	1,047	2,542	358	8,055	7,706	1,085
(Loss)/income before income tax	(21,317)	(17,530)	(2,468)	22,998	(89,289)	(12,577)
Income tax (expenses)/credit	(190)	(131)	(18)	(361)	42	6
Net (loss)/income	(21,507)	(17,661)	(2,486)	22,637	(89,247)	(12,571)
Net loss/(income) attributable to non-controlling interests	692	(1,091)	(154)	(694)	(733)	(103)
Net (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(20,815)	(18,752)	(2,640)	21,943	(89,980)	(12,674)

Net (loss)/income	(21,507)	(17,661)	(2,486)	22,637	(89,247)	(12,571)
Other comprehensive income
Foreign currency translation adjustments	(621)	(396)	(56)	3,127	570	80
Total other comprehensive income	(621)	(396)	(56)	3,127	570	80
Total comprehensive (loss)/income	(22,128)	(18,057)	(2,542)	25,764	(88,677)	(12,491)
Comprehensive loss/(income) attributable to non-controlling interests	692	(1,091)	(154)	(694)	(733)	(103)
Comprehensive (loss)/income attributable to 36Kr Holdings Inc.’s ordinary shareholders	(21,436)	(19,148)	(2,696)	25,070	(89,410)	(12,594)

Net (loss)/income per ordinary share (RMB)
Basic	(0.020)	(0.018)	(0.003)	0.021	(0.086)	(0.012)
Diluted	(0.020)	(0.018)	(0.003)	0.021	(0.086)	(0.012)
Net (loss)/income per ADS (RMB)
Basic	(0.498)	(0.448)	(0.063)	0.530	(2.157)	(0.304)
Diluted	(0.498)	(0.448)	(0.063)	0.530	(2.157)	(0.304)
Weighted average number of ordinary shares used in per share calculation
Basic	1,044,317,684	1,046,514,261	1,046,514,261	1,034,547,219	1,043,057,081	1,043,057,081
Diluted	1,044,317,684	1,046,514,261	1,046,514,261	1,034,547,219	1,043,057,081	1,043,057,081
Weighted average number of ADS used in per ADS calculation
Basic	41,772,707	41,860,570	41,860,570	41,381,889	41,722,283	41,722,283
Diluted	41,772,707	41,860,570	41,860,570	41,381,889	41,722,283	41,722,283

36Kr Holdings Inc.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

	Three Months Ended			Twelve Months Ended
	December 31, 2022	December 31, 2023	December 31, 2023	December 31, 2022	December 31, 2023	December 31, 2023
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Net (loss)/income	(21,507)	(17,661)	(2,486)	22,637	(89,247)	(12,571)
Share-based compensation (income)/expense	4,618	(445)	(63)	13,886	4,672	658
Non-GAAP adjusted net (loss)/income	(16,889)	(18,106)	(2,549)	36,523	(84,575)	(11,913)
Interest income, net	(475)	(51)	(7)	(1,039)	(794)	(112)
Income tax expense/(income)	190	131	18	361	(42)	(6)
Depreciation and amortization expenses	499	848	119	1,922	2,105	296
Non-GAAP adjusted EBITDA	(16,675)	(17,178)	(2,419)	37,767	(83,306)	(11,735)